June 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	MatthewCrispino Jan Woo Brittany Ebbertt Kathleen Collins

Re:	LegalZoom.com, Inc. Registration Statement on Form S-1 (File No. 333-256803) Acceleration Request Requested Date: June 29, 2021 Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of LegalZoom.com, Inc., a Delaware corporation (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on June 29, 2021, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that between June 21, 2021 through the date hereof, approximately 4,310 copies of the Preliminary Prospectus of the Registrant, dated June 21, 2021, were distributed to prospective underwriters, dealers, institutional and other investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

[Remainder of page intentionally left blank]

Very truly yours, Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC

J.P. MORGAN SECURITIES LLC

By:	/s/ Bianca Buck
Name:	Bianca Buck
Title:	Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Cummings
Name:	Lauren Cummings
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]